March 1, 2019

Zel C. Khan
Chief Executive Officer
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, Texas 77024

       Re: Petrolia Energy Corporation
           Form 10-K/A for the Fiscal Year ended December 31, 2017 Response Dated February 19, 2019
           File No. 0-52690

Dear Mr. Khan:

       We have reviewed your February 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 20, 2018 letter.

Form 10-K/A for the Fiscal Year ended December 31, 2017

Item 15. Exhibits, Financial Statement Schedules
Exhibit Index
Exhibit Number 99.1, page 31

1. Your response to prior comment 3 indicates that the reserve report for December 31, 2017 will be revised and filed along with your 2018 Form 10-K. Tell us the extent to which the proved reserves and future net cash flows previously disclosed in your 2017 reserve report will differ from the corresponding figures in your revised 2017 reserve report.

      Please address the significance of the changes and explain your view on the need to file an amended Form 10-K for the fiscal year ended December 31, 2017 to incorporate these changes and to resolve the other disclosure issues noted in our prior comments.
 Zel C. Khan
Petrolia Energy Corporation
March 1, 2019
Page 2


         Please submit the revised 2017 reserve report with your response to this comment, along with your materiality assessments and any disclosures that you propose to address such changes in your 2018 Form 10-K, if you believe an amendment is unnecessary.
2. Your response to prior comment 4 indicates that probable reserves will be excluded in the reserve report for the fiscal year ended December 31, 2018. Tell us if the revised 2017 reserves report will also exclude probable reserves.
       You may contact John Hodgin-Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller-Branch Chief at
(202) 551-3686
with any other questions.



FirstName LastNameZel C. Khan                                Sincerely,
Comapany NamePetrolia Energy Corporation
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